December 1, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.

Re: Fuego Fino, Inc.

Withdrawal of Registration Statement on Form 1-A-W

File No. 024-10305

To Whom It May Concern:

Please withdraw Form 1-A submitted on September 15, 2011 for Fuego Fino, Inc., SEC file number 024-10305.

Given the preponderance of time since the initial filing, the contemplated offering no longer comports with the Issuer’s business strategy.

No securities were sold under the preliminary offering statement.

Yours very truly,

Jessica Gutierrez

  President

Fuego Fino, Inc.